Exhibit 4.8

SCHEDULE 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)

331 Rue Brassard

Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

February 10, 2021

3.	News Release

A news release, in French and English versions, was issued on February 10, 2021 through Globe Newswire and filed on SEDAR.

4.	Summary of Material Change

The Corporation announced that it has reached a key milestone by receiving authorization from the Government of Québec to build what is set to become the western world’s largest graphite mine.

5.	Full Description of Material Change

The Corporation announced that, following a rigorous environmental review, the Government of Québec issued a ministerial decree authorizing the Corporation’s Matawinie mining project for a 100,000-tpa high-purity graphite concentrate production (the “Decree”). Located only 150 km north of Montréal, the Corporation’s world-class deposit constitutes the largest projected graphite operation in North America and Europe and is expected to become the world’s first all-electric open-pit mine.

Since the filing of its bankable feasibility study, the Corporation has invested time and effort to meticulously plan mining and environmental engineering, master the ore metallurgical process to reach 97% purity after simple flotation, de-risk its operation through its demonstration plant, and actively engage with the local community of Saint-Michel-des-Saints and the Atikamekw First Nation to secure a social license to operate.

The Decree provides the Corporation with the operational criteria and final design parameters to launch construction activities. From mining development and environmental engineering to metallurgy and project management, the Corporation has assembled an experienced team with a comprehensive skillset to finalize the robust project schedule, pay close attention to cost control and deliver sound execution.

Through an innovative coordination table set up by the Government of Québec, the Corporation has worked collaboratively with various authorities over the past months to prepare the permitting process. Hence, the Corporation plans to start early works at the mining site as of the second quarter 2021, and full construction is expected to be launched in the third quarter 2021 once permits and authorisations are finalized. The project timeline places commissioning activities and start-up of commercial production in 2023, in time to meet the growing demand of battery manufacturers.

Setting new standards for mining

The Corporation is working towards developing an operation that can provide the volumes required by major auto OEMs and battery manufacturers; the most recent estimates indicate 120.3 Mt combined measured and indicated resources at a 4.26% Cg grade. Geological knowledge of the Matawinie property paired with experience in extracting and concentrating the ore at the Corporation’s demonstration plant have significantly de-risked the project.

The Corporation has also integrated the following forward-looking and innovative environmental initiatives to limit the project’s footprint and protect local biodiversity:

•	an integrated onsite water management system guaranteeing constant monitoring and treatment that meet the highest quality standards;

•	co-disposal of tailings and waste rock in line with requirements of the best practices such as The Global Tailings Review, the International Network for Acid Prevention and the Canadian Mine Environment Neutral Drainage Program. This management solution helps avoid acid mine drainage, provides greater environmental safety in the long term and reduces the infrastructure’s footprint;

•	progressive land reclamation through backfilling of the pit and a comprehensive restoration plan; and

•	all-electric fleet – a world’s first for an open-pit mine – powered by Québec’s clean, abundant, and affordable hydroelectricity.

Proactive management of environmental liability

Through its demonstration operations, the Corporation has already validated its process for desulphurisation of tailings and completed the construction of a co-disposal experimental cell through a collaborative partnership with the Université du Québec en Abitibi-Témiscamingue.

Over the life of the mine, the Corporation intends to implement this system through a co-disposal pile and backfilling of the pit as of year 6, thereby promoting the restoration of the natural ecosystem while reducing environmental risks. To ensure long-term sustainability, the co-disposal storage facility will also include a capillary barrier effect multi-layer cover to block oxygen and vegetate the site.

SNC-Lavalin, Lamont Expert-Conseil, Minesite Drainage Assessment Group and the National Research Council of Canada (“NRC”) have conducted modeling analyses of the Corporation’s co-disposal design to study critical design parameters on sulfide oxidation reaction rates and optimise configurations of the pit backfill and co-disposal pile.

Recently, the Corporation has expanded the mandate of NRC to simulate additional site-specific pile design parameters, such as compaction level, using the Corporation’s demonstration plant tailings and test cell results. NRC will expand the model developed in earlier phases and provide the Corporation with a strong tool to optimise tailings deposition plans.

Land reclamation starts today

The Corporation is committed to reaching, and even exceeding, the original biodiversity threshold while ensuring the community’s safety and protection of water and natural resources. The Corporation has tasked Viridis Terra, a landscape restoration expert, with the preparation of an ecological and climato-edaphic study to refine reclamation parameters, and the assessment of the optimal mix for seeding from the valuation of deforestation by-products. Hence, initiatives as early as 2021 will be launched to conduct field test beds for the study and optimisation of vegetation establishment, test flora species’ natural ability to capture metals, re-sequester carbon following deforestation activities, and enhance wetlands and phytoremediation as complementary passive natural treatment systems. Such efforts would help select species that promote the rapid return of a resilient and sustainable native ecosystem, limit wind and water erosion, enhance biodiversity, protect the co-disposal progressive cover and reduce environmental liabilities.

In collaboration with research centres, tests could be carried out in laboratories, greenhouses and in situ.

Catalyst for socio-economic growth

In keeping with its responsible approach, the Corporation has launched many initiatives since the deposit discovery to align the Matawinie project with the realities, concerns, and values of the local community. In addition to the creation of jobs and business opportunities, the Corporation has signed a collaboration and benefit-sharing agreement with the municipality of Saint-Michel-des-Saints to set out a concrete social, economic and environmental development partnership through financial and participatory mechanisms.

The Corporation has also led the implementation of a professional training program in collaboration with the regional school board and two forest product companies. This paid on-the-job education program, with guaranteed employment upon graduation, is a winning formula for developing a skilled, local workforce. Launched in June 2020, the program begins training its third cohort in February 2021.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Mr. David Torralbo

Chief Legal Officer and Corporate Secretary
Telephone: (514) 605-6574

9.	Date of Report

February 18, 2021